  Exhibit 99.1

Quartz Mountain Resources Ltd. to Split Shares

VANCOUVER, BC / ACCESSWIRE / May 25, 2020 / Quartz Mountain Resources Ltd. ("Quartz Mountain" or the "Company") (TSXV:QZM)(OTCBB:QZMRF) announces that it will undertake a forward share split (the "Share Split") on the basis of two additional common shares for every one common share currently outstanding.

The record date for the Share Split will be May 28, 2020. The Company's common shares will begin trading on a post-Share Split basis, under the existing ticker symbol, effective at the open of markets on May 27, 2020.

The Share Split is being conducted on a push-out basis. DRS statements for the additional shares resulting from the Share Split will be mailed to shareholders of record as of May 28, 2020 by the Company's transfer agent, Computershare Investor Services Inc. Shareholders of the Company do not need to take any action with respect to the Share Split, and there is no change to the Company's CUSIP and ISIN in connection with the Share Split. Following completion of the Share Split, the Company will have approximately 25,477,776 common shares outstanding.

For further details, contact Investor Services at (604) 684-6365 or within North America at 1-800-667-2114.

On behalf of the Board of Directors

Leonie Tomlinson
Director

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

This release includes certain statements that may be deemed "forward-looking-statements". All statements in this release, other than statements of historical facts are forward-looking-statements. These statements include expectations about the likelihood of completing the financing. Though the Company believes the expectations expressed in its forward-looking-statements are based on reasonable assumptions, such statements are subject to future events and third party discretion such as regulatory personnel. For more information on the Company, and the risks and uncertainties connected with its business, investors should review the Company's home jurisdiction filings as www.sedar.com and its filings with the United States Securities and Exchange Commission.

SOURCE: Quartz Mountain Resources Ltd.